UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 27, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance

CORRECTION TO PRIOR INFORMATION: Bancolombia Announces Consolidated Financial
Results for 1Q10 & Bancolombia Announces Consolidated Financial Results for 4Q09

Medellín, Colombia, May 27, 2010

This Form 6-K is being furnished solely to correct an error in the Forms 6-K furnished March 1 and   May 7, 2010, relating to  the classification of Bancolombia’s loan portfolio into corporate, retail, financial leases and mortgage loans.

The following table contains the corrected information.

LOAN PORTFOLIO	As of			Growth
(COP million)	31-Mar-09	31-Dec-09	31-Mar-10	Mar-10/Dec-09	Mar-10/Mar-09

CORPORATE
Working capital loans Loans funded by	19,912,726	18,513,872	18,155,416	-1.94%	-8.83%
Funded by domestic development banks	1,139,681	527,723	416,809	-21.02%	-63.43%
Trade Financing	1,759,618	1,174,295	1,419,113	20.85%	-19.35%
Overdrafts	106,149	50,602	86,468	70.88%	-18.54%
Credit Cards	45,081	35,409	38,798	9.57%	-13.94%
TOTAL CORPORATE	22,963,255	20,301,901	20,116,604	-0.91%	-12.40%
RETAIL AND SMEs
Working capital loans	4,180,779	4,371,046	4,496,309	2.87%	7.55%
Personal loans	4,390,615	3,774,768	3,611,806	-4.32%	-17.74%
Funded by domestic development banks	887,381	801,847	772,129	-3.71%	-12.99%
Credit Cards	2,495,335	2,389,059	2,379,969	-0.38%	-4.62%
Overdrafts	300,937	188,613	251,934	33.57%	-16.28%
Automobile loans	1,313,282	1,222,017	1,211,770	-0.84%	-7.73%
Trade Financing	119,932	53,298	74,424	39.64%	-37.94%
TOTAL RETAIL AND SMEs	13,688,261	12,800,648	12,798,341	-0.02%	-6.50%
MORTGAGE	3,521,499	3,469,424	3,603,657	3.87%	2.33%
FINANCIAL LEASES	5,670,912	5,470,001	5,427,246	-0.78%	-4.30%
Total loans and financial leases	45,843,927	42,041,974	41,945,848	-0.23%	-8.50%
Allowance for loan losses	(2,350,943)	(2,431,667)	(2,452,205)	0.84%	4.31%
Total loans and financial leases, net	43,492,984	39,610,307	39,493,643	-0.29%	-9.20%

Bancolombia notes that this correction does not have an impact on the Balance Sheet or statement of income reported in the Form 6-Ks furnished on March 1 and May 7.